SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                 ______________________________

                         SCHEDULE 14D-9
        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                        (Amendment No. 1)
                 ______________________________

               STAMFORD TOWERS LIMITED PARTNERSHIP
                    (Name of Subject Company)

               Stamford Towers Limited Partnership
                (Name of Person Filing Statement)

        Depositary Units of Limited Partnership Interests
                 (Title of Class of Securities)

                           852775 10 5
              (CUSIP Number of Class of Securities)
               __________________________________

                       Ms. Regina M. Hertl
                      Stamford Towers, Inc.
              3 World Financial Center, 29th Floor
                    New York, New York  10285
                         (212) 526-3158

   (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person Filing
                           Statement)

                         With copies to:
                      Patrick J. Foye, Esq.
            Skadden, Arps, Slate, Meagher & Flom LLP
                        919 Third Avenue
                    New York, New York 10022
                         (212) 735-2274

This Amendment No. 1 amends and supplements the following Item of the Solicitation/Recommendation Statement on Schedule 14D-9 of Stamford Towers Limited Partnership filed with the Securities and Exchange Commission on February 21, 1997 (the "Schedule 14D-9"). Unless otherwise indicated, all capitalized terms used but not defined in this Amendment No. 1 have the meaning set forth in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits

Item 9 is hereby supplemented by adding the following:

(a)(2)         Letter from the Partnership to Unitholders, dated
               March 5, 1997.


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 5, 1997


                           STAMFORD TOWERS LIMITED PARTNERSHIP

                           BY:  STAMFORD TOWERS INC.
                                General Partner

                           BY:       /s/ Regina M. Hertl

                           Name:     Regina M. Hertl
                           Title:    President



                          EXHIBIT INDEX

Exhibit No.                Description

(a) (2)                    Letter from the Partnership to
                           Unitholders, dated March 5, 1997.